Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

						Nine Months Ended September 30,
	2007	2008	2009	2010	2011	2012	2011
FIXED CHARGES
Interest expensed and capitalized	€71,400	€65,818	€65,102	€68,015	€58,995	€42,225	€44,906

EARNINGS
Pre-tax income from continuing operations before non-controlling interests and capitalized interest	€33,954	€(83,063)	€(77,994)	€88,869	€53,311	€748	€64,612
Amortization of capitalized interest	2,082	2,082	2,082	883	880	661	659

Fixed charges	71,400	65,818	65,102	68,015	58,995	42,225	44,906
Subtract: interest capitalized	—	62	332	394	—	145	—

Total Earnings	€107,436	€(15,225)	€(11,142)	€157,373	€113,186	€43,489	€110,177

RATIO OF EARNINGS TO FIXED CHARGES	1.50	(0.23)	(0.17)	2.31	1.92	1.03	2.45

Deficiency	€—	€81,043	€76,244	€—	€—	€—	€—